UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Entegris, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-32598	41-1941551
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

129 Concord Road
Billerica, Massachusetts	01821
(Address of principal executive offices)	(Zip code)

Peter W. Walcott

(978) 436-6500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Entegris, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

A copy of Conflict Minerals Report is provided as Exhibit 1.01 and is publicly available at www.entegris.com/ConflictMinerals.aspx

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 of this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Entegris, Inc. Conflict Minerals Report for the reporting period from January 1, 2014 to December 31, 2014

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENTEGRIS, INC.

By:	/s/ Gregory B. Graves	June 1, 2015
Name:	Gregory B. Graves	(Date)
Title:	Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

1.01	Entegris, Inc. Conflict Minerals Report for the reporting period from January 1, 2014 to December 31, 2014

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